Exhibit 99.1

News Release #01/2012
2012-01-03

Baja Mining Provides Update on Governance and Boleo Project

• Independent Chair of the Board Appointed •

• Boleo Project Progress Continues •

• Drilling Program Advances, With Assays Expected in Q1 2012 •

Vancouver, January 3, 2012 – Baja Mining Corp. (“Baja” or the “Company”) (TSX:BAJ - OTCQX:BAJFF) today announced the appointment of former independent Lead Director Giles Baynham as independent Chair of Baja’s Board of Directors, the adoption of several new policies relating to corporate governance, and provided an update on the Company’s 70% owned, Boleo copper-cobalt-zinc project located in Baja California Sur, Mexico.

“We have implemented certain corporate governance policies both to reflect industry best-practices and to formalize certain of our own existing practices,” said John Greenslade, President and CEO. “In addition, we are providing updates on Boleo’s power generation, drilling program and manganese progress.”

Corporate Governance

One of Baja’s corporate governance changes is the appointment of Independent Lead Director Giles Baynham as Chair of the Board. Other changes include the appointment of independent director Wolf Seidler to the Nominating Committee, and the formal adoption of certain new policies.

Mr. Baynham was originally elected as a director in May 2011. At the time, the Board intended that he would progress to Chair from Lead Director after a familiarization period and that familiarization period is now complete. John Greenslade, President and CEO, had been acting as Chair on an interim basis as of the May 2011 Annual General Meeting. He has stepped down as Chair and as a member of the Nominating Committee.

Baja has adopted a policy that the members of all of its four Board committees and the Chair of the Board must be independent as defined under Canadian securities regulations. Baja is in compliance with this policy.

Baja has also formally adopted the following additional policies:

  Related Party Transactions: Disinterested shareholders must approve various transactions with related parties with a value exceeding 10 percent of Baja’s market capitalization. This is a lower threshold than currently applicable to the Company under Multilateral Instrument 61-101 "Protection of Minority Security Holders in Special Transactions" of the Canadian Securities Administrators ("MI 61-101"). MI 61-101 provides an exemption from the minority shareholder approval requirements of MI 61-101 for related party transactions with a value (insofar as it involves interested parties) not exceeding 25 percent of an issuer's market capitalization.

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  Officer and Director Appointments: No person who is a relative of or resides in the same home as a director or officer of Baja may act as a director or officer of Baja or its affiliates without prior approval by the independent directors. The policy is fully consistent with Baja’s long- standing practice.

  Majority Voting: Any director must tender his or her resignation if he or she receives more “withhold” votes than “for” votes at any meeting where shareholders vote on the uncontested election of directors. Majority voting policies are not yet common among Canadian public companies but have been adopted by a number of TSX-listed companies, now joined by Baja.

Boleo Project Update

Power generation

The first of three 2.5 megawatt power generators was successfully tested in December 2011 and all three will be online early this month. These three generators will supply electrical power for the construction activities, for initial mining operations and to the camp. During the production phase the increased power demand will be provided by three additional generators, each with 7.5 megawatts of capacity, and from the cogeneration of power from the burning of sulphur in the acid plant.

Drill Program

Baja’s latest Boleo drill program is well underway, with 38 drill holes (7168.57 meters) completed. The objectives of the US$2.3 million drill program are to (a) extend mineralization around the limits of the planned mines at Boleo, (b) define further potential high grade (+2%) areas of copper ore not in the current Boleo mine plan and (c) to test prospective areas of Manto 4, the deepest and most sparsely drilled manto (mineralized layer) on the Boleo property.

Manganese & Zinc Sulphate

During 2011 the Company commenced marketing activities for high purity manganese carbonate that could be produced at Boleo from the currently planned process plant solution. Baja is in discussions with a number of parties interested in off take of potential production.

Concurrent with these marketing activities, Baja has made preparations to undertake test work and engineering studies to optimize the production of manganese carbonate and future electrolytic manganese metal. The production of manganese is not currently included in the economic evaluation of the Boleo project and if progressed is expected to further increase the value of the project for stakeholders.

Baja will combine the outcomes of the marketing and engineering studies into a manganese business case that will be presented in the 3rd quarter of 2012 to the Manganese Action Committee, a committee comprised of representatives from Baja and the Company’s Korean partners.

During the fourth quarter of 2011, the Company also commenced discussions with a third party in regard to a potential off take agreement for its zinc sulphate production.

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Terry Hodson, P.Geo, a Qualified Person, has reviewed the technical disclosure contained herein and accepts responsibility for such disclosure.

Baja Mining (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70 percent interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30 percent. Boleo is funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 million tonnes (Mt) of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo can be developed economically at an after-tax IRR of 25.6% (100% equity). The Project, which has a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), has a NPV of US$ 1.3 billion (8% discount rate), and an average life-of-mine cash cost of negative US$ 0.29/lb for copper, net of by-product credits. Metal Prices are based on SEC pricing guidelines (which at the time of the 2010 report were $2.91/lb Cu, $26.85/lb Co and $1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President & Chief Executive Officer

For further information please contact Kendra Low, Vice President Administration, at 604 685 2323

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

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